December 28, 2009

Mr. Amit Pande

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eastern Virginia Bankshares, Inc.
Form 10-K for December 31, 2008
Form 10-Q for fiscal quarter ended March 31, 2009
Form 10-Q for fiscal quarter ended June 30, 2009
Form 10-Q for fiscal quarter ended September 30, 2009
File No. 0-23565

Dear Mr. Pande:

Eastern Virginia Bankshares, Inc. has received your letter of December 16 2009, postmarked December 22, 2009, containing comments on the Company’s response of August 27, 2009 to the SEC comment letter of August 6, 2009 concerning the above referenced Annual Report on Form 10-K for the year ended December 31, 2008 and the Form 10-Q for the fiscal quarter ended March 31, 2009.

Your letter requests a response within 10 business days or to tell you when we will provide a response. This letter is to advise you that we request a 15 business day time frame to respond. In any case the response will be delivered to your office no later than January 18, 2010.

Please call me at 804/443-8423 or email at Ron.Blevins@bankevb.com with any questions.

Sincerely,

/s/ Ronald L. Blevins

Ronald L. Blevins

Chief Financial Officer